

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2019

Donald Allan, Jr.
Executive Vice President and Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

Re: Stanley Black & Decker, Inc.
Form 10-K for Fiscal Year Ended December 29, 2018
Filed February 26, 2019
Form 8-K Filed January 22, 2019
File No. 001-05224

Dear Mr. Allan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction